SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 17, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 17, 2016.

Buenos Aires, March 17th 2016

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

In compliance with the provisions of section 4, subsection a) of Chapter II, Article II of the Rules and Regulations of the Argentine Securities Exchange Commission, please be advised that the Board of Directors, at the meeting held on the date hereof, resolved to call a general and special shareholders’ meeting to be held on April 26th 2016 at 11 am.

We further inform that the above mentioned meeting of the Board resolved to submit the following issues to the shareholders in the next general and special shareholders’ meeting to be held on April 26th 2016:

(i)	Evaluate the application of the retained earnings for the fiscal year ended 31 December 2015. Total Retained Earnings: AR$ 5,133,481,933.66 which the Board proposes may be applied as follows: a) AR$ 1,001,682,786.73 to Legal Reserve Fund; b) AR$ 190,198,125 to Statutory Reserve Fund – Special Statutory Reserve Fund for Subordinated Debt Instruments under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR$ 38,009,241.64 to tax on corporate personal assets and participating interests; d) AR$ 3,903,591,780.29 to the optional reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

(ii)	Separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 643,019,330.80 to the payment of a cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina.

Sincerely,

____________________
Jorge Horacio Brito Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 17, 2016

MACRO BANK INC.

By:	/s/ Jorge H. Brito
Name: Jorge H. Brito
Title: Chief executive officer